Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1- Chome Minamihoncho
Joetsu- City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

RECEIVED
2008 AUG 27 A 6:21

August 18, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

[redacted]

08004554

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Determination of Details for Issuing Stock Options (New Share Subscription Rights) to Employees, etc.**
- **Notice of Determination of Details for Issuing Stock Options (New Share Subscription Rights) to Directors**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
AUG 29 2008
THOMSON REUTERS

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

8/28

Member of Financial Accounting Standards Foundation

To Whom It May Concern

August 1, 2008

Name of Listed Company:	Arisawa Mfg. Co., Ltd.
Representative:	President and Chief Executive Officer: Sanji Arisawa
Address of Head Office:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed Stock Exchange:	Tokyo Stock Exchange, 1st Section
Contact:	Title of Person in Charge: Director, Senior Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101

Notice of Determination of Details for Issuing Stock Options (New Share Subscription Rights) to Employees, etc.

Based on the resolutions adopted at the 60th ordinary general meeting of shareholders held on June 27, 2008 and the Board of Directors meeting held on the same day, the details for issuing new share subscription rights as stock options under the provisions of Articles 236, 238 and 239 of the Corporation Law have been determined. We hereby notify you as follows.

1. Date of allocation of new share subscription rights — August 1, 2008
2. Number of issues of new share subscription rights — 2,267 units
3. Paid in amount of new share subscription rights
   It shall be without consideration and payment shall not be required.
4. Type and number of shares subject to new share subscription rights — Common shares: 100 shares
5. Value of assets to be contributed in exercising new share subscription rights
   743 yen per share
6. Period for exercising new share subscription rights — From July 1, 2010 to June 30, 2013
7. Capital and capital reserve to be increased by issuing shares through exercise of new share subscription rights
   Capital to be increased: 459 yen per share
   Capital reserve to be increased: 458 yen per share
8. Persons who will be allocated new share subscription rights and the number of persons
   They shall be 228 persons in total, including 222 employees of the Company and six directors and employees of wholly owned subsidiaries of the Company, who were approved by the Board of Directors.

[References]

(1) Date of resolution of the Board of Directors for referring the matter to the annual ordinary general meeting of shareholders: May 23, 2008

(2) Date of resolution of the annual ordinary general meeting of shareholders: June 27, 2008

Member of Financial Accounting Standards Foundation

To Whom It May Concern

August 1, 2008

Name of Listed Company: Arisawa Mfg. Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address of Head Office: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director, Senior Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Determination of Details for Issuing Stock Options (New Share Subscription Rights) to Directors

Based on the resolution adopted at the Board of Directors meeting held on June 27, 2008, the details for issuing new share subscription rights as stock option compensation under the provisions of Articles 236, 238 and 240 of the Corporation Law have been determined. We hereby notify you as follows.

In this regard, we also notify that at the 58th ordinary general meeting of shareholders held on June 29, 2006, a resolution was adopted that new share subscription rights may be granted as compensation within an annual amount of ¥50 million, and up to 500 units of new share subscription rights (the number of shares to be subject to each new share subscription right shall be 100 shares) and the number of subject shares is up to common shares of 50,000 shares per year.

1. Date of allocation of new share subscription rights August 1, 2008
2. Number of issues of new share subscription rights 430 units
3. Paid in amount of new share subscription rights 174 yen per share

   In this regard, the above issue price shall be setoff by claims for compensation of the Directors, right holders of new share subscription rights, under the provision of paragraph 2 of Article 246 of the Corporation Law and payment shall not be required in issuing new share subscription rights.
4. Type and number of shares subject to new share subscription rights Common shares: 100 shares
5. Value of assets to be contributed in exercising new share subscription rights

   743 yen per share
6. Period for exercising new share subscription rights From July 1, 2010 to June 30, 2013
7. Capital and capital reserve to be increased by issuing shares through exercise of new share subscription rights Capital to be increased: 459 yen per share

   Capital reserve to be increased: 458 yen per share
8. Persons who will be allocated new share subscription rights and the number of persons

   They shall be granted to eight Directors in total, including the CEO and seven Directors who execute operations as Operating Officers out of the Directors of the Company.

END